310569 PC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06022889

RECD S.E.C.
JAN 26 2006
1086

January 24, 2006

No Act

Marie L. Gibson
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/24/2006

Re: Anheuser-Busch Companies, Inc.
Incoming letter dated December 16, 2005

Dear Ms. Gibson:

This is in response to your letter dated December 16, 2005 concerning the shareholder proposal submitted to Anheuser-Busch by William Steiner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
FEB 07 2006
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

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Securities Exchange Act of 1934,
Rules 14a-8(b), 14a-8(f) and 14a-8(i)(10)

RECEIVED
2005 DEC 19 PM 12:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 16, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Anheuser-Busch Companies, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Anheuser-Busch Companies, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Steiner Proposal") submitted by William Steiner (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2006 annual meeting of shareholders (the "2006 Meeting").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of each of (i) this letter, (ii) the Steiner Proposal submitted by the Proponent, attached hereto as Exhibit A, (iii) a letter dated November 14, 2005 from the Company to Mr. John Chevedden (the Proponent's designated proxy to receive all communications from the Company) pursuant to Rule 14a-8(f) (the "Rule 14a-8(f) Letter") regarding the Proponent's failure to comply with certain provisions of Rule 14a-8(b), attached hereto as Exhibit B, (iv) a form letter dated November 23, 2005 (the "Broker's Letter") from DJF Discount Brokers (the "Broker") regarding the Proponent's stockholdings in the Company, attached hereto as Exhibit C, and (v) a letter dated November 30, 2005 from the Company to Mr. Chevedden regarding his failure to provide proof that the Proponent's stockholdings satisfied the requirements of Rule 14a-8 (the "November 30 Letter"), attached hereto as Exhibit D. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and to Mr. Chevedden.

The Company believes that the Steiner Proposal properly may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10) (because the Steiner Proposal has been substantially implemented by the Company), as well as pursuant to Rule 14a-8(b) and Rule 14a-8(f) (because the Proponent has not complied with certain eligibility and procedural requirements set forth in such rules).

I. Background Regarding Substantial Implementation of Declassification Proposal

Under the Company's current classified board structure, the Board of Directors is divided into three classes. Directors in each class are elected to a three year term with one-third of the Company's Board Directors standing for election each year. The Steiner Proposal generally requests that the directors of the Company take the necessary action to declassify the Company's Board of Directors and adopt the annual election of each director. Specifically, the Steiner Proposal states:

> "RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through the direct action of our board is practicable."

The Company requests that the Staff concur with its view that the Steiner Proposal may properly be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(10) because the Steiner Proposal has been substantially implemented by the Company. As discussed in further detail below, at the 2006 Meeting the Company itself will be presenting for a vote of the shareholders, and recommending that the shareholders vote in favor of, a binding proposal to amend the Company's Restated Certificate of Incorporation to declassify the Board of Directors.

II. The Steiner Proposal May be Excluded Under Rule 14a-8(i)(10) Because it Has Been Substantially Implemented

Rule 14-8(i)(10) permits the omission of a shareholder proposal where a company has substantially implemented the proposal. See, Exchange Act Release No 34-20091 (August 16, 1983); Puerto Rican Cement Co., Inc. (March 25, 2002); Niagra Mohawk Power Corp. (February 16, 1995). The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See, e.g., Northrop Grumman Corporation (March 9, 2005) (permitting the company to exclude a shareholder proposal to declassify the board based on the company's argument that the proposal has been substantially implemented because the board has adopted and would recommend to the shareholders a proposal to declassify the board in phases as the term of each class of directors expires); Sabre Holdings Corporation (March 2, 2005) (permitting the company to omit a shareholder proposal to adopt the annual election of each director based on the company's argument that the proposal has been substantially implemented because the board planned to submit a proposal for annual election of directors for approval at the next shareholder meeting); Weyerhaeuser Company (March 8, 2004) (permitting the company to omit a shareholder proposal to declassify the board based on the company's argument that the proposal had been substantially implemented because the board planned to submit for shareholder approval an amendment to its Articles of Incorporation to declassify its board, despite the board's recommendation to vote against the amendment); SBC Communications Inc. (Jan. 9, 2004) (permitting the company to omit a shareholder proposal to declassify the board based on the company's argument that the proposal had been substantially implemented because the board had approved an amendment to the company's bylaws to eliminate the classified structure and would be submitting such amendment to the company's shareholders at the annual meeting, as required by the company's Certificate of Incorporation); KeyCorp (Mar. 13, 2002) (permitting the company to omit a shareholder proposal to declassify the board based on the company's argument that the proposal had been substantially implemented because the company itself would be including a binding proposal to declassify the board in phases in the company's proxy statement, despite the board's recommendation that shareholders vote against the company's proposal).

In this instance, the Company has already substantially implemented the Steiner Proposal. The Steiner Proposal requests that the Company Board of Directors "take the necessary steps ... to adopt annual election of each director." On December 15, 2005, the Company's Board of Directors approved amending the

Company's Restated Certificate of Incorporation to eliminate the Company's classified board and to provide for the annual election of directors (the "Anheuser Proposal"). The Anheuser Proposal provides that, if approved by the shareholders at the 2006 Meeting, beginning with the Company's 2007 annual shareholders meeting, each director will be elected for a one-year term when the current term for which he or she has been elected by the shareholders expires. Shareholder approval is required to declassify the Board of Directors, and the shareholders will have the opportunity to vote on and approve the Anheuser Proposal at the 2006 Meeting. The Company's Board of Directors approved the submission of the Anheuser Proposal to the Company's shareholders for their consideration at the 2006 Meeting. Furthermore, the Company's Board of Directors intends to recommend that the Company's shareholders vote in favor of the Anheuser Proposal at the 2006 Meeting.

It should be noted that the terms of the current directors cannot be shortened because Section 141(k) of the Delaware General Corporation Law provides that the directors serving on a classified board of directors can only be removed "for cause." The Anheuser Proposal takes this fact into account and provides for an orderly transition to annual election of all directors as their terms in office expire.

The Company has therefore taken the necessary steps to substantially implement the Steiner Proposal within the meaning of Rule 14a-8(i)(10).

III. Background Regarding Proponent's Failure to Meet Eligibility Requirements

Rule 14a-8(b)(1) requires, among other things, that in order to be eligible to submit the Steiner Proposal, the Proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to the date on which the Proponent submitted the Steiner Proposal. The Steiner Proposal was submitted to the Company by letter dated November 7, 2005, which was received by the Company on November 10, 2005. Accordingly, the one-year period referred to in Rule 14a-8(b) is the period from November 10, 2004 through November 10, 2005. The Proponent's letter stated that the continuous ownership requirements of Rule l4a-8 have been met by the Proponent. However, the Proponent's letter did not enclose proof of such ownership.

If a shareholder fails to provide the necessary evidence of ownership of securities in accordance with Rule 14a-8(b), the company may exclude the proposal pursuant to Rule 14a-8(f) if (1) within 14 calendar days of receiving the proposal, the company notifies the shareholder of the defect and the time frame for responding to remedy the defect (14 calendar days from receipt of such notification by the shareholder), and (2) the shareholder fails to correct the defect within the 14-day period.

According to the Company's records, the Proponent is not a record owner of the Company's voting stock. Therefore, in accordance with Rule 14a-8(f), on November 14, 2005, four calendar days after the Company's receipt of the Steiner Proposal on November 10, 2005, the Company sent to Mr. Chevedden (on behalf of the Proponent), by Federal Express overnight delivery, the Rule 14a-8(f) Letter, requesting proof that the Proponent's stockholdings satisfy the requirements of Rule 14a-8(b). A copy of Rule 14a-8 was provided to Mr. Chevedden with the Rule 14a-8(f) Letter. Specifically, the Rule 14a-8(f) Letter notified Mr. Chevedden that, because the Proponent was not a record holder of the Company's stock, he was required to submit a written statement from the record owner of the shares the Proponent beneficially owned, or a Schedule 13D, Schedule 13G, Form 3 and/or Form 5, verifying the Proponent's continuous ownership of the Company's shares during the one-year period prior to the date on which he submitted the Steiner Proposal. Federal Express confirmed that the Rule 14a-8(f) Letter was received by Mr. Chevedden on November 15, 2005. The Proponent's response was due by November 29, 2005, pursuant to Rule 14a-8(f)(1).

On November 26, 2005, Mr. Chevedden sent to the Company the form Broker's Letter regarding the Proponent's stockholdings in the Company. The Broker's Letter did not establish that the Proponent met the one-year continuous holding period requirement of Rule 14a-8(b). The Broker's Letter made two contradictory assertions: the printed portion of the form Broker's Letter indicated that the Proponent has held the shares of the Company for the requisite period, but the portion of the form actually completed by the Broker indicated that the Proponent had held the shares only since March 31, 2005 (which is less than one year prior to the date of submission of the Proponent's proposal). Following receipt of the Broker's Letter, the Company sent the November 30 Letter notifying Mr. Chevedden in writing that the Broker's Letter did not provide proof that the Proponent's stockholdings satisfied the requirements of Rule 14a-8.

Although not required by Rule 14a-8(f), the November 30 Letter provided Mr. Chevedden with an additional 14-calendar day period from the date of Mr. Chevedden's receipt of the November 30 Letter to furnish to the Company the required written verification regarding continuous ownership. The Company's November 30 Letter also stated that the Company reserved the right to omit the Steiner Proposal from the Proxy Materials in the absence of such verification. Federal Express confirmed that the November 30 Letter was received by Mr. Chevedden on December 1, 2005. In order to comply with the deadline set forth in the November 30

Letter, Mr. Chevedden was required to furnish the requested information on or before December 15, 2005. However, neither Mr. Chevedden nor the Proponent furnished such information on or before December 15, 2005 (and have not furnished such information as of the date of this letter).

IV. The Steiner Proposal May Be Excluded Because the Proponent Does Not Meet the Eligibility Requirements of Rule 14a-8(b)

As discussed in Section III of this letter above, the Proponent failed to comply with Rule 14a-8(b), as he did not furnish any written statement or SEC filing reflecting beneficial ownership of at least $2,000 in market value, or 1%, of the Company's securities, for the period from November 10, 2004 through November 10, 2005, despite having been notified of this requirement in the Rule 14a-8(f) Letter and the November 30 Letter.

The Staff has consistently concluded that a company may exclude a proposal pursuant to Rule 14a-8(f) for failure by the proponent to comply with Rule 14a-8(b). See, Staff Bulletin No. 14, Section C.1.c. See also, Nabors Industries Ltd. (March 8, 2005) (permitting the company to omit proposal due to proponent's supplying evidence which failed to show that the proponent satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal, as required by Rule 14a-8(b), and proponent's failing to respond within the required 14 day period, as required by Rule 14a-8(f)); OCA, Inc. (February 24, 2005) (permitting the company to omit proposal due to proponent's failing to supply information regarding the length of time that the proponent owned the securities of the company); The Home Depot, Inc. (August 5, 2005) (permitting the company to omit proposal due to proponent's failure to respond to request for documentary support indicating that the proponent had satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)); Atlas Air Worldwide Holdings, Inc. (March 14, 2003) (permitting the company to omit proposal because proponent supplied information showing that proponent held less than the minimum ownership requirement in Rule 14a-8(b)); Eagle Food Centers, Inc. (March 14, 2003) (same); Halliburton Company (March 7, 2003) (same); Avaya Inc. (December 4, 2001) (same); and The McGraw Hill Companies, Inc. (November 26, 2001) (same).

As a result of the Proponent not providing the requisite verification that the Proponent met the minimum ownership requirements of Rule 14a-8(b) during the one-year period from November 10, 2004 through November 10, 2005, the Company believes that the Steiner Proposal may be excluded from the Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f).

V. Conclusion

For the reasons stated above, the Company believes that the Steiner Proposal may properly be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(10), Rule 14a-8(b) and Rule 14a-8(f). The Steiner Proposal has already been substantially implemented by the Company as the Board of Directors has approved submission of the Anheuser Proposal in the Proxy Materials. Furthermore, the Proponent has not provided, within the period set forth in Rule 14a-8(f), verification that the Proponent satisfies the continuous ownership requirements of Rule 14a-8(b). Accordingly, the Company requests that the Staff concur with the Company's view that the Steiner Proposal may properly be omitted from the Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3207 or, in my absence, Paul Schnell of this firm at (212) 735-2322.

Very truly yours,

Marie L. Gibson /jw/

Marie L. Gibson

Enclosures

cc: Thomas Larson, Esq.,
Anheuser-Busch Companies, Inc.
William Steiner
John Chevedden

Exhibit A

William Steiner
9254 Via Classico East
Wellington, FL 33411

Mr. August A. Busch
Chairman of the Board
Anheuser-Busch Companies, Inc. (BUD)
One Busch Pl
St. Louis, MO 63118

Dear Mr. Busch,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

William Steiner 11/7/05

William Steiner Date

cc: JoBeth G. Brown
Corporate Secretary
T: 314 577-2000
F: 314 577-2900

RECEIVED

NOV 1 0 2005

OFFICE OF
AUGUST A. BUSCH III

[November 9, 2005]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable.

66% Yes-Vote

Thirty-three (33) shareholder proposals on this topic won an impressive 66% average yes-vote in 2005 through late-September. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "F" in Board Composition.

  Overall Governance Risk Assessment = High

- We were allowed to vote on individual directors only once in 3-years – Accountability concern.
- One yes-vote from our 700-plus million voting shares could elect (and entrench) a director for 3-years under our plurality voting.
- Cumulative voting was not allowed.
- Poison pill: Our management could still adopt poison pill protection with a 20% trigger without our vote.
- There were too many active CEOs on our board with 4 – Over-commitment concern.
- We had 15 directors – Unwieldy board concern and potential CEO dominance.
- Six directors had 15 to 42 years tenure – Lack of independence concern.

- The Busch family is no longer a significant shareholder of our company. This does not mean that Busch family members are no longer involved in the company.
- In addition to the abundance of family members who worked at our company, four members of our board also sat together on the board of Emerson Electric (one in an Emeritus capacity), a second St. Louis company with a poor Board Effectiveness Rating. Four directors also sat on the board of SBC Communications together, where Anheuser director Edward Whitacre is chairman and chief executive officer.

- Two of our directors were rated "problem directors" by The Corporate Library:
  1) Mr. Knight – because he chaired the executive compensation committee at Morgan Stanley, which received a CEO Compensation rating of "F" by TCL.
  2) Ms. Martinez – because she chaired the director nomination committee at Anheuser-Busch, which received a Board Composition grade of "F" by TCL. Ms. Martinez was

also on our key Audit Committee, Compensation Committee and Governance Committee (Chair).

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal (via John Chevedden, T: 310-371-7872).

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership is available.

Exhibit B

ANHEUSER-BUSCH Companies

JoBeth G. Brown
VICE PRESIDENT & SECRETARY

November 14, 2005

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

A letter and stockholder proposal from William Steiner addressed to August A. Busch was received in Mr. Busch's office on November 10, 2005. In his letter, Mr. Steiner appointed you and/or your designee to act on his behalf for this shareholder proposal and requested that all future communication be made to you at the above address.

In order to be eligible to submit a proposal for consideration at Anheuser-Busch's 2006 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that the proponent must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted. The proponent must continue to hold those securities through the date of the meeting.

Following receipt of the proposal, we searched our shareholder records, but were unable to find Mr. Steiner listed as a record holder of Anheuser-Busch stock. I am therefore now requesting from you proof of Mr. Steiner's stockholdings, as required under the SEC's rules and regulations as described for your reference in this letter. A copy of the SEC's applicable provision is also enclosed with this letter.

If Mr. Steiner is an Anheuser-Busch stockholder of record, we apologize for not locating him in our own records. In such case, we will need for you to advise me precisely how the Anheuser-Busch shares are listed on our records. If Mr. Steiner is not a registered stockholder, you must prove his eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of his securities (usually a broker or bank) verifying that, at the time he submitted the proposal, he continuously held the securities for at least one year. The second way to prove ownership applies only if he has filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins. If Mr. Steiner has filed one of these documents with the SEC, you may demonstrate his eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments, reporting a change in his ownership level and (B) his written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that all of the required documentation set forth in this letter must be sent directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A.

Very truly yours,

JoBeth G. Brown

Enclosure

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Gurley, Connie M

From: TrackingUpdates@fedex.com
Sent: November 15, 2005 12:03 PM
To: Gurley, Connie M
Subject: FedEx Shipment 790221273973 Delivered

This tracking update has been requested by:

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Our records indicate that the following shipment has been delivered:

Tracking number:	790221273973
Reference:	100087000519940002
Ship (P/U) date:	Nov 15, 2005
Delivery date:	Nov 15, 2005 09:05 AM
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Delivered to:	Residence
Service type:	FedEx Priority Overnight
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Shipper Information
Connie Gurley
Anheuser-Busch Companies, Inc.
One Busch Place
202-6
St. Louis
MO
US
63118

Recipient Information
John Chevedden
2215 Nelson Ave., No 205
Redondo Beach
CA
US
90278

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Thank you for your business.

Exhibit C

DISCOUNT BROKERS

Date: 23 Nov 2005

To whom it may concern:

As introducing broker for the account of William Steiner account number AHS-000736 held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2000 shares of Anheuser Busch Cos; having held at least two thousand dollars worth of the above mentioned security since the following date: 3/31/05, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-23-05 # of pages ▶
To Joseph Brown	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 314-577-2900	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Exhibit D

ANHEUSER-BUSCH Companies

JoBeth G. Brown
VICE PRESIDENT & SECRETARY

November 30, 2005

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

As you know, on November 14, 2005, in connection with a stockholder proposal from William Steiner addressed to August A. Busch, I sent a letter to you requesting proof that the stockholdings of Mr. Steiner satisfy the requirements of Rule 14a-8 of Regulation 14A promulgated by the Securities and Exchange Commission. Under the rule, you were required to provide such proof within 14 days after your receipt of my letter.

Anheuser-Busch does not believe that we have received the proof that I requested. By telecopy on November 26, 2005, you sent to me an instrument executed by DJF Discount Brokers regarding Mr. Steiner's stockholdings in Anheuser-Busch. The instrument does not establish that Mr. Steiner meets the requirements of Rule 14a-8. The rule requires that he have held 2,000 dollars of Anheuser-Busch shares for at least one year by the date the proposal was submitted. But the instrument makes two contradictory assertions: the printed portion of the form indicates that he has held the shares for the requisite period but the portion of the form actually completed by DJF Discount Brokers indicates that he has held the shares only since March 31, 2005.

Although we do not believe the requirements of or the deadlines imposed by Rule 14a-8 have been met, Anheuser-Busch has determined to permit an additional 14 day period to establish that Mr. Steiner has held shares of Anheuser-Busch for the period required under Rule 14a-8. If we do not receive adequate verification within that period, Anheuser-Busch reserves its right to seek to omit the proposal under the provisions of Regulation 14A.

Please send any information you have on this matter directly to me.

Very truly yours,

JoBeth Brown

242923

selected

From: Origin ID: (314)577-9998
JANET SZYDLOWSKI
ANHEUSER-BUSCH COMPANIES
ONE BUSCH PLACE
CORPORATE SECRETARY'S OFFICE 202-6
ST. LOUIS, MO 63118

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REF: 1000-870005-19940002

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SHIP TO: (314)577-9998 BILL SENDER

Mr. John Chevedden

2215 Nelson Ave., No. 205

Redondo Beach, CA 90278

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Szydlowski, Janet

From:	TrackingUpdates@fedex.com
Sent:	Thursday, December 01, 2005 12:58 PM
To:	Szydlowski, Janet
Subject:	FedEx Shipment 790237413435 Delivered

This tracking update has been requested by:

Name: 'not provided by requestor'

E-mail: 'not provided by requestor'

Our records indicate that the following shipment has been delivered:

Tracking number:	790237413435
Reference:	1000-870005-19940002
Ship (P/U) date:	Dec 1, 2005
Delivery date:	Dec 1, 2005 09:50 AM
Sign for by:	Signature Release on file
Delivered to:	Residence
Service type:	FedEx Priority Overnight
Packaging type:	FedEx Envelope
Number of pieces:	1
Weight:	0.5 LB

Shipper Information
JANET SZYDLOWSKI
ANHEUSER-BUSCH COMPANIES
ONE BUSCH PLACE
CORPORATE SECRETARY'S OFFICE 202-6
ST. LOUIS
MO
US
63118

Recipient Information
Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach
CA
US
90278

Special handling/Services:
Deliver Weekday
Residential Delivery

Please do not respond to this message. This email was sent from an unattended mailbox.
This report was generated at approximately 11:53 AM CST on 12/01/2005.

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Thank you for your business.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Anheuser-Busch Companies, Inc.
Incoming letter dated December 16, 2005

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director.

There appears to be some basis for your view that Anheuser-Busch may exclude the proposal under rule 14a-8(f). We note the proponent appears to have failed to supply, within 14 days of receipt of Anheuser-Busch's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Anheuser-Busch omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Anheuser-Busch relies.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Attorney-Adviser